UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                                       SEC File Number 000-50421
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                                                        CUSIP Number 208242 10 7
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                           NOTIFICATION OF LATE FILING
(Check One) |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10D |_| Form N-SAR |_| Form N-CSR For Period Ended: July 31, 2006
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|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                     PART I
                             REGISTRANT INFORMATION

Conn's, Inc.
Full Name of Registrant

Former Name if Applicable

3295 College Street
Address of Principal Executive Office (Street and number)

Beaumont, Texas 77701
City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                                    PART III
                                    NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

Conn's, Inc. (the "Company") is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2006 because of its previously announced internal review of its accounting for its interest in securitized assets, which may be understated. The Company believes that it has made substantial progress in the completion of its review and is working closely with its independent accounting firm in completing this process. The Company is focused on resolving these issues as quickly as possible and plans to file its Form 10-Q for the quarter ended July 31, 2006 and any required restated financial statements as soon as practical following the completion of the review.

This Form 12b-25 contains "forward-looking statements" under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties related to a potential restatement of the Company's financial statements, the filing of a delinquent report on Form 10-Q and the finalization of the Company's results for the fiscal quarter ended July 31, 2006. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. The Company's actual results may differ materially from the results predicted or from any other forward-looking statements made by, or on behalf of, the Company, and reported results should not be considered as an indication of future performance. Potential risks and uncertainties include, among other things: (1) the timing of completion of the review of the accounting described above, (2) the Company's review, restatement and filing of its amended historical financial statements, if any, and becoming current in the Company's other required SEC periodic reporting obligations; and (3) the additional risk factors described in the Company's SEC reports, including the Annual Report on Form 10-K for the year ended January 31, 2006, which is available at the SEC's website at http://www.sec.gov. All of the information in this Form 12b-25 is made as of September 12, 2006, and the Company undertakes no duty to update this information.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           David L. Rogers            (409)             832-1696 (ext. 3341)
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               (Name)               (Area Code)        (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). |X| Yes |_| No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?|X| Yes |_| No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
On August 7, 2006, the Company reported net sales for the quarter ended July 31, 2006 increased $19.9 million, or 13.8%, from $143.8 million for the quarter ended July 31, 2005 to $163.7 million and net sales for the six months ended July 31, 2006 increased $52.6 million, or 18.6%, from $282.8 million for the six months ended July 31, 2005 to $335.4 million for the six months ended July 31, 2006. The Company also reported same store sales (sales recorded in stores operated for the entirety of both periods) increased 7.2% for the quarter ended July 31, 2006 and were up 11.7% for the six month period. In addition to same store sales, the Company benefited from sales from four stores added since the first two quarters of last year.

The accounting for the Company's interest in securitized assets, which is included in the Company's revenues from finance charges and other, has not been reported and is subject to the Company's internal review described above. However, the Company's preliminary estimates are that the revenues from finance charges and others will be down approximately 10.4 % for the quarter ended July 31, 2006 compared to the quarter ended July 31, 2005 for reasons unrelated to the internal review, but the Company does not anticipate any significant change for this line item for the six months ended July 31, 2006 compared to the six months ended July 31, 2005.


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                                  Conn's, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     September 12, 2006                   By:



                                                   /s/ David L. Rogers
                                                  ------------------------------

                                                  Name: David L. Rogers
                                                  Title: Chief Financial Officer